QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 21.01

LIST OF REGISTRANT'S SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF ORGANIZATION
FormFactor Europe Limited	United Kingdom
FormFactor Germany GmbH	Germany
FormFactor Hungary Licensing LLC	Hungary
FormFactor International, Inc.	Delaware, United States
FormFactor, KK	Japan
FormFactor Korea, Inc.	South Korea
FormFactor Singapore Pte. Ltd.	Singapore

QuickLinks

  EXHIBIT 21.01
LIST OF REGISTRANT'S SUBSIDIARIES